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QUIP Redemption Notice

November 19, 2002

The Depository Trust Company
(the "Depositary")
The Depository Trust Company
55 Water Street
New York, New York  10041
Attn: Call Notification Department

Cede & Co.
(the "Custodian")
Cede & Co.
55 Water Street
New York, New York  10041
Attn: Call Notification Department

To whom it may concern:

This notice relates to 12,000,000 8 5/8% Cumulative Quarterly Income
Preferred Securities, Series A (the "QUIPs") issued by EDF London Capital, L.P., a Delaware limited partnership formerly named Entergy London Capital, L.P. (the "Issuer"), on November 19, 1997. The QUIPs have the CUSIP No. 28364K 203.

In connection with the issuance of the QUIPs, London Electricity Group
Holdings plc, formerly named Entergy London Investments plc (the "Company"), issued $303,030,325 principal amount of 8 5/8% Junior Subordinated Deferrable Interest Debentures (the "Debentures") ($300,000,000 of which relates to the 12,000,000 QUIPs) on November 19, 1997 under a trust indenture, dated November 1, 1997, between the Company and The Bank of New York, as trustee (the "Trust Indenture"). We have received notice that, pursuant to the Trust Indenture, the Company has elected to redeem all of the Debentures on December 20, 2002 (the "Redemption Date") for a redemption price of 100% plus accrued dividends (the "Redemption Price"). In accordance with the terms of the QUIPs, upon the redemption of any Debentures by the Company, the Issuer is required to redeem a corresponding number of QUIPs.

Accordingly, and in accordance with the terms of the QUIPs, the Issuer hereby notifies the Depositary, the Custodian and holders and beneficial owners of the QUIPs that, upon the redemption of such Debentures by the Company on the Redemption Date, the Company will redeem all of the QUIPs on the Redemption Date for a redemption price of $25.4791666667 per QUIP (the "QUIP Redemption Price"), comprising the QUIPs" liquidation preference value of $25 per QUIP plus $0.4791666667 of accrued dividends per QUIP. The aggregate QUIP Redemption Price for the QUIPs to be redeemed is $305,750,000. The Depository should notify holders of QUIPs as soon as possible regarding the intended redemption of the QUIPs and the other details herein.

On the Redemption Date, the QUIP Redemption Price will become due and payable on each QUIP and the dividends on the QUIPs will cease to accrue thereafter. Also, on such date, or as soon as practicable thereafter, (a) the Issuer intends to delist the QUIPs from The New York Stock Exchange and deregister the QUIPs under the U.S. Securities Exchange Act of 1934 and (b) the Issuer, pursuant to Section 11.2 of the limited partnership agreement of the Issuer dated November 19, 1997 (the "Partnership Agreement"), will be dissolved at the direction of the Company as the sole general partner of the Issuer.

Holders of preferred certificates evidencing QUIPs (the "Preferred Certificates") should direct any inquiries to, and should surrender their Preferred Certificates at the offices of The Bank of New York, 111 Sanders Creek Parkway, 2nd Floor, East Syracuse NY 13057.

This notice shall be governed by, and construed in accordance with, the laws of the State of New York.

Yours truly,


EDF LONDON CAPITAL, L.P.
By: THE BANK OF NEW YORK TRUSTEE

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